IMAGING TECHNOLOGIES CORPORATION
                               11031 Via Frontera
                          San Diego, California 92127

                               September 17, 1998

Mr. Howard Hedinger
American Industries, Inc.
1750 NW Front Avenue, Suite 106
Portland, Oregon  97209

Mr. Ellison Morgan
11510 SW Summerville Street
Portland, OR  98219

          Re:  Directors' and Officers' Compensation Packages

Dear Sirs:

          This letter will summarize the efforts of Imaging Technologies Corporation (the "Company") to date, and will confirm our agreement in connection with your purchase of certain unconvertible and convertible subordinated promissory notes from the Company, regarding the compensation packages of all the Company's current officers and directors and Dr. Edward Savarese and Mr. Irwin Roth, both former officers and directors of the Company. With respect to the compensation packages of all of the Company's current officers and directors, the Board of Directors has appointed Stephen MacDonald, one of the Company's outside directors, to conduct a through and expeditious review if these compensation packages, comparing them to the compensation packages of similar executives at similarly situated companies in the Company's industry (the "Market Rate"). In the event the Company's Board of Directors determines that any of its current off8icers or directors are compensated above the Market Rate, it will use its best efforts to renegotiate such compensation package to a level that is consistent with Market Rate.

          With respect to the compensation packages of Dr. Savarese and Mr. Roth, to date the Company has made the following progress: As of April 1, 1998, Dr. Savarese was entitled under his agreements with the Company to aggregate compensation of approximately $1.2 million. As of August 1, 1998, the Company had reduced the aggregate compensation owing to Dr. Savarese to approximately $725,000, or a reduction of approximately $475,000. As of April 1, 1998 Mr. Roth was entitled under his agreement with the Company to aggregate compensation of approximately $555,000. As of August 1, 1998, the Company had reduced the aggregate compensation owing to Mr. Roth to approximately $210,000, or a reduction of $345,000. In aggregate, Dr. Savarese and Mr. Roth hold warrants to purchase approximately 600,000 share of Common Stock..

          At the Company's August 11, 1998 meeting of its Board of Directors, the Board appointed Mr. Warren Lazarow, one of the Company's outside directors and a partner at Brobeck, Phleger & Harrison LLP, to lead the review of the remaining compensation owing to Dr. Savarese and Mr. Roth and to explore any and all possible claims the Company may have against Dr. Savarese and Mr. Roth, the settlement of which may form a part of a compromise to further reduce the compensation owing to Dr. Savarese and/or Mr. Roth. The Board charged Mr. Lazarow to conduct his investigation as expeditiously as possible. The Company hereby agrees to complete this review as expeditiously as possible to ascertain the validity of compensation owing to, and the number of warrants exercisable by Dr. Savarese and Mr. Roth. The determination of these amounts cannot be ascertained at this time, but will be determined by the Board based upon all of the facts, including the strength of any claims the Company may have against Dr. Savarese and Mr. Roth. It is the express goal of the Board of Directors with regard to this matter to achieve the best possible result for the stockholders of the Company under the circumstances, as determined in good faith by the Board.

          The Company is making progress with respect to the compensation paid to several of its current board members. Al Dubrow and Frank Kavanaugh have agreed to enter into discussions with the Company to terminate their employment contracts prior to September 30, 1998. These terminations will also reduce the overall compensation paid to the Company's officers and directors.

          Through all of these efforts, the Company intends, and hereby agrees to use its reasonable and diligent efforts, to reduce by no later than December 31, 1998, the outstanding capital stock of the Company by terminating and otherwise eliminating without payment of any significant consideration therefore (other than the settlement of any claims or the termination of any agreements or relationships) warrants to purchase an aggregate of 800,000 shares of Common Stock (the "Warrant Reduction Target") currently held by the individuals and entities set forth on SCHEDULE A attached hereto. In the Event the Company does not, for any reason by December 31, 1998, achieve the Warrant Reduction Target, then for all or any portion of each 100,000 warrants less than the Warrant
Reduction Target that the Company is not able to terminate or otherwise eliminate, the price at which you will be permitted to convert ten percent (10%) of the outstanding principal amount of your convertible subordinated promissory notes into shares of the Company's Common Stock (which initially will be set at $2.025 per share, or the average of the closing bid price for the Company's Common Stock as reported on the Nasdaq Small-Cap Market for the 5 trading days ended September 14, 1998) will be reduced to $1.0124; PROVIDED, HOWEVER, that the price at which you will be permitted to convert all of the remaining outstanding principal amount of your convertible subordinated promissory notes shall remain at $2.025.

                                   Very truly yours,


                                   IMAGING TECHNOLOGIES CORPORATION



                                   By:  /s/Brian Bonar
                                        ----------------------------
                                        Brian Bonar
                                        President and Chief Executive Officer



                                   By:  /s/Harry J. Saal
                                        ----------------------------
                                        Harry J. Saal
                                        Chairman of the Board of Directors

AGREED and ACCEPTED
this day of September        , 1998:
                     --------

AMERICAN INDUSTRIES, INC.


By:
    -------------------------

Its:
    -------------------------



-----------------------------
Ellison Morgan

                                   SCHEDULE A

          Name
          ----

Robinson International, Inc.

Brian Bonar

Software Technologies, Inc.

Ralph Barry

Al Dubrow

Frank Kavanaugh

Irwin Roth

Ed Savarese